AB

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03014835

SECURITIES / ... ION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-36044

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
AHT Financial Group, Ltd

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

432 N. Hough St.
(No. and Street)

Barrington (City) IL (State) 60010 (Zip Code)

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 05 2003
WASH, D.C. 165

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George G. Hemsley 847-381-7314
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Anne E. McNelly
(Name — *if individual, state last, first, middle name*)

1679 Winnetka Rd. (Address) Glenview (City) IL (State) 60025 (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 21 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, George G. Hemsley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AHT Financial Group, Ltd, as of 12/31, ~~19~~2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

OFFICIAL SEAL
NIJOLE M ASTRA VALAITIS
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES:04/09/05

Nijole M. Astra Valaitis
Notary Public

George G. Hemsley
Signature

President
Title

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AHT FINANCIAL GROUP, LTD.
FINANCIAL STATEMENTS
DECEMBER 31, 2002

AHT FINANCIAL GROUP, LTD.
DECEMBER 31, 2002

CONTENTS

Anne E. McNelly & Associates
CERTIFIED PUBLIC ACCOUNTANTS
1679 WINNETKA ROAD
GLENVIEW, ILLINOIS 60025

TELEPHONE (847) 729-4521
FAX (847) 729-4575

Independent Auditor's Report

Board of Directors
AHT Financial Group, Ltd:

We have audited the accompanying statement of financial condition of AHT Financial Group, Ltd., as of December 31, 2002, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AHT Financial Group, Ltd., as of December 31, 2001, and the results of operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Anne E. McNelly

Glenview, Illinois
February 18, 2003

Anne E. McNelly & Associates
Certified Public Accountants

AHT FINANCIAL GROUP, LTD.
STATEMENT OF FINANCIAL CONDITION
December 31, 2002

ASSETS

Cash	$ 6,278.69
Commissions receivable	9,699.11
Receivable/Shareholder	680.00
Marketable securities (Note3)	11,299.35
Furniture and equipment at cost, less accumulated depreciation of $10,113.00	0.00
Total Assets	$27,957.15

LIABILITIES AND STOCKHOLDER'S EQUITY

Commissions payable	7,602.79
	7,602.79
Stockholders' equity (Note 7)	4,500.00
Paid-in-capital	1,900.00
Retained earnings	13,954.36
Total stockholders' equity	20,354.36
Total Liabilities and Stockholders' Equity	$27,957.15

The accompanying notes are an integral part of these financial statements.

AHT FINANCIAL GROUP, LTD.
STATEMENT OF INCOME
For the Year Ended December 31, 2002

Revenues	
Commissions	$ 82,184.71
Interest and dividends	165.91
Fees	525.33
	82,875.95
Expenses	
Commissions	64,407.79
Officer's compensation	3,600.00
Employee compensation	6,000.00
Professional fees	3,472.50
Regulatory fees	2,156.00
Payroll taxes	868.80
Franchise tax	50.00
Other operating expense	1,168.09
	81,723.18
Net income	$ 1,152.77

The accompanying notes are an integral part of these financial statements.

AHT FINANCIAL GROUP, LTD.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the year ended December 31, 2002

	Common Stock	Additional Paid-In Capital	Retained Earnings
Balances January 1, 2002	$4,500.00	$1,900.00	$12,801.59
Net income			1,152.77
Balances December 31, 2002	$4,500.00	$1,900.00	$13,954.36

The accompanying notes are an integral part of these financial statements.

AHT FINANCIAL GROUP, LTD.
STATEMENT OF CASH FLOWS
For the year ended December 31, 2002

CASH FLOWS FROM OPERATING ACTIVIITIES:		
Net income		$ 1,152.77
Adjustment to reconcile net loss to cash provided by operating activities:		
Change in assets and liabilities:		
Decrease in commissions receivable	822.61	
Increase in receivables other	680.00	
Decrease in security deposit	(680.00)	
Decrease in accounts payable	(687.27)	
Total adjustments		135.34
Net cash provided by operating activities		1,288.11
CASH FLOWS FROM INVESTING ACTIVITIES:		
Investment in marketable securities	(165.91)	
Net cash used by investing activities		(165.91)
Net increase in cash		1,122.20
Cash at beginning of year		5,156.49
Cash at end of year		$ 6,278.69

The accompanying notes are an integral part of these financial statements.

AHT FINANCIAL GROUP, LTD.
NOTES TO THE FINANCIAL STATEMENTS
For the Year Ended December 31, 2002

1. The Company
AHT Financial Group, Ltd. is a brokerage firm that generates commission income by introducing accounts of customers to another broker or dealer on a fully disclosed basis and does not receive, directly or indirectly, securities or funds from or for customers.

2. Significant Accounting Policies
Commission income and related commission expense are recorded on a trade date basis. Depreciation is provided under the modified accelerated cost system, and is approximately the same as if computed straight line over the life of the asset.

3. Marketable Securities
Marketable securities consist of a Scudder Money Market Portfolio which maintains its net asset value at $1.00 per share. Its portfolio of investments is valued on the amortized cost method in accordance with a rule of the Securities and Exchange Commission. The portfolio's maturity is maintained at 90 days or less.

4. Income Taxes
The Company has elected by consent of its stockholders to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions of Subchapter S the Company does not pay federal income tax on its taxable income. Instead, the stockholders are liable for individual federal income taxes on their respective shares of the Company's taxable income. In the state of Illinois, Subchapter S corporations are taxed at a rate of 1.5%

5. Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

6. Capital Stock
The authorized issued and outstanding shares of capital stock at December 31, 2002 were: Common Stock, par value $1.00, 20,000 shares authorized; 4,500 issued and outstanding.

7. Net Capital Requirements
   AHT Financial Group, Ltd. is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15C-3), which requires maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, AHT Financial Group, Ltd. had net capital of $20,015.36 which was $15,015.36 in excess of its required net capital of $5,000.00. The company's ratio of aggregate indebtedness to net capital was 1 to 2.63.

8. Subordinated Liabilities
   There are no liabilities subordinated to the claims of general creditors.

Anne E. McNelly & Associates
CERTIFIED PUBLIC ACCOUNTANTS
1679 WINNETKA ROAD
GLENVIEW, ILLINOIS 60025

TELEPHONE (847) 729-4521
FAX (847) 729-4575

Independent Auditor's Report on
Supplementary Information Required by Rule 17a-5 of the
Securities and Exchange Commission
As of December 31, 2002

Board of Directors
AHT Financial Group, Ltd.

The accompanying schedules are prepared in accordance with the requirements and general format of FOCUS Form X-17A-5.

AHT Financial Group, Ltd. is exempt from the provisions of rule 15c3-3 and is in compliance with the conditions of the exemption.

Anne E McNelly

Anne E. McNelly & Associates
Certified Public Accountants

Glenview, Illinois
February 18, 2003

AHT FINANCIAL GROUP, LTD.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2002

NET CAPITAL		
Total Stockholder's equity		$20,354.36
Deductions and/or charges:		
Net capital before haircuts on securities positions		$20.354.36
Haircuts on securities (computed where applicable, pursuant to rule 15c3-1(f)		
Investment Securities	226.00	
Undue Concentration	113.00	339.00
Net capital		$20,015.36
AGGREGATE INDEBTEDNESS		
Item included in statement of financial condition		
Accounts payable and accrued expenses		$ 7,602.79
Total aggregate indebtedness		$ 7,602.79
COMPUTATION OF NET CAPITAL REQUIREMENT		
Minimum net capital required		
Total aggregate indebtedness	7,602.79	
÷	15	
	506.85	
Minimum net dollar capital requirement	5,000.00	
NET CAPITAL REQUIREMENT		5,000.00
EXCESS NET CAPITAL		$15,015.36
RATIO: Aggregate indebtedness to net capital		1 to 2.63

RECONCILIATION WITH COMPANY'S COMPUTATION (Included in Part II of Form X-17A-5 as of December 31, 2002)

Net capital, as reported in company's Part II unaudited Focus Report	$17,363.00
Differences due to net effect of accrued commissions receivable and accrued commissions payable	2,086.00
Nonallowable assets reclassified as allowable	680.00
Differences in computation of haircuts	(114.00)
Net capital per above	$20,015.00

The accompanying notes are an integral part of these financial statements.

Anne E. McNelly & Associates
CERTIFIED PUBLIC ACCOUNTANTS
1679 WINNETKA ROAD
GLENVIEW, ILLINOIS 60025

TELEPHONE (847) 729-4521
FAX (847) 729-4575

Board of Directors
AHT Financial Group, Ltd.

Under the provisions of Section 78ccc(a)(2)(A)(ii) of the Securities Investor Protection Act of 1970, the AHT Financial Group, Ltd., qualifies for exclusion from membership in the Securities Investors Protection Corporation. The company has filed Form SIPC-3 claiming the exemption. As of December 31, 2002, the company is in compliance with the conditions of the exclusion, and during the course of my audit nothing came to my attention that would cause me to believe that at any time the company had not been in compliance with those conditions. Because the procedures performed do not constitute an audit of Form SIPC-3, I do not express an opinion on the form.

Anne E. McNelly

Anne E. McNelly & Associates
Certified Public Accountants

Glenview, Illinois
February 18, 2003